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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._____) *


                               PREMIERWEST BANCORP
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   740921 10 1
                                 (CUSIP Number)

                                 Bruce R. McKee
                   Vice President and Chief Financial Officer
                               PremierWest Bancorp
                            1455 East McAndrews Road
                              Medford, Oregon 97504
                                 (541) 776-7480
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2000
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 740921 10 1                                          Page 2 of 6 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  John A. Duke Trust

2        Check The Appropriate Box If a Member of a Group         (a)  [ ]
                                                                  (b)  [ ]

3        SEC Use Only

4        Source of Funds: OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                [ ]

6        Citizenship or Place of Organization:  Oregon


                               7        Sole Voting Power
                                                0 shares
Number of
Shares                         8        Shared Voting Power
Beneficially                                 447,440 shares
Owned By
Each Reporting                 9        Sole Dispositive Power
Person With                                     0 shares

                              10        Shared Dispositive Power
                                             447,440 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  447,440 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                [ ]

13       Percent of Class Represented By Amount in Row (11)
                  5.2%

14       Type of Reporting Person
                  OO




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CUSIP No. 740921 10 1                                          Page 3 of 6 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  John A. Duke

2        Check The Appropriate Box If a Member of a Group           (a)  [ ]
                                                                    (b)  [ ]

3        SEC Use Only

4        Source of Funds: OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                  [ ]

6        Citizenship or Place of Organization
                  U.S.A.

                          7         Sole Voting Power
                                         22,400 shares  (including options)
Number of
Shares                    8         Shared Voting Power
Beneficially                            447,440 shares
Owned By
Each Reporting            9         Sole Dispositive Power
Person With                              22,400 shares  (including options)

                          10        Shared Dispositive Power
                                        447,440 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  469,840 shares   (including options)

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                  [ ]

13       Percent of Class Represented By Amount in Row (11)
                  5.5%   (including options)

14       Type of Reporting Person
                  IN



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CUSIP No. 740921 10 1                                         Page 4 of 6 Pages

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock of PremierWest Bancorp. The address of the principal executive offices of PremierWest Bancorp is 1455 East McAndrews Road, Medford, Oregon 97504.

         On May 8, 2000 PremierWest Bancorp acquired all of the common stock of Bank of Southern Oregon in a direct share exchange under the terms of the Agreement and Plan of Merger and Share Exchange dated as of October 7, 1999, amended as of December 14, 1999. At the same time, United Bancorp merged into PremierWest Bancorp. Each issued and outstanding share of Bank of Southern Oregon common stock was exchanged for one share of PremierWest Bancorp common stock on May 8, 2000, and each share of United Bancorp common stock automatically was converted on that date into the right to receive 1.971 shares of PremierWest Bancorp common stock. The merger of United Bancorp into PremierWest Bancorp and the holding company reorganization and direct share exchange of Bank of Southern Oregon were approved at the April 27, 2000 Special Meeting of United Bancorp shareholders and at the May 5, 2000 Annual Meeting of Bank of Southern Oregon shareholders. The terms of the transactions and a copy of the Agreement and Plan of Merger and Share Exchange are included in the April 5, 2000 prospectus/joint proxy statement of PremierWest Bancorp, United Bancorp and Bank of Southern Oregon, which forms part of PremierWest Bancorp's Registration Statement on Form S-4 (SEC File No. 333-96209).

         The common stock of Bank of Southern Oregon was registered under
Section 12(g) of the Securities Exchange Act of 1934 with the Federal Deposit Insurance Corporation at the time of the holding company reorganization and merger. PremierWest Bancorp has become the successor issuer to Bank of Southern Oregon under Securities and Exchange Commission Rule 12g-3. Bank of Southern Oregon is now a wholly owned subsidiary of PremierWest Bancorp, and Bank of Southern Oregon's name has changed to "PremierWest Bank."

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) NAME, ADDRESS AND OCCUPATION. This statement is filed by Mr. John A. Duke and by the John A. Duke Trust. John A. Duke is a co-trustee of the John A. Duke Trust. This Schedule 13D amends the Schedule 13D previously filed by the reporting persons in December 1999 with the Federal Deposit Insurance Corporation.

         The John A. Duke Trust is a personal family trust organized under Oregon law. The filing persons have entered into a joint filing agreement dated May 8, 2000, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the filing persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. The principal employment of Mr. Duke is investment management.

         The address of the John A. Duke Trust and Mr. John A. Duke is P.O. Box 430, Rogue River, Oregon 97537.

         (d) LEGAL PROCEEDINGS. During the past five years, neither the John A. Duke Trust nor Mr. John A. Duke has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) JUDGMENTS AND FINAL ORDERS. During the past five years, neither the John A. Duke Trust nor Mr. John A. Duke has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) CITIZENSHIP. The John A. Duke Trust is a trust organized under Oregon law. Mr. John A. Duke is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In December 1999 the John A. Duke Trust and Mr. John A. Duke filed a
Schedule 13D beneficial ownership report with the Federal Deposit Insurance Corporation, reporting beneficial ownership of an aggregate of 468,700 shares of Bank of Southern Oregon common stock, or 9.7% of its shares then outstanding. Neither the John A. Duke Trust nor Mr. John A. Duke is filing this Schedule 13D for the purpose of reporting the acquisition or disposition of shares of PremierWest Bancorp common stock or Bank of Southern Oregon common stock. Rather, this Schedule 13D is being filed by them solely for the purpose of reporting that their shares of Bank of Southern Oregon common stock -- numbering 469,840 in the aggregate at the time of the holding company reorganization (including options exercisable within 60 days that are held by Mr. Duke) -- have been exchanged for a like number of shares of PremierWest Bancorp common stock (and options formerly representing the right to acquire Bank of


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CUSIP No. 740921 10 1                                          Page 5 of 6 Pages

Southern Oregon common stock have become the right to acquire a like number of shares of PremierWest Bancorp common stock, exercisable at the same price and on the same terms).

ITEM 4.  PURPOSE OF TRANSACTION

         All of the shares reported herein as held by the John A. Duke Trust or by Mr. John A. Duke are held for investment. Either of the John A. Duke Trust or Mr. John A. Duke might purchase additional shares of PremierWest Bancorp common stock, whether by exercise of options, on the open market, in privately negotiated transactions or otherwise. Either of them also might dispose of any or all the shares of common stock, although neither currently intends to do so. Except as noted in this Schedule 13D, neither the John A. Duke Trust nor Mr. John A. Duke has any plans or proposals relating to, or that could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item
(4) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The percentages appearing in this Schedule 13D are based on 8,545,939 shares of PremierWest Bancorp issued and outstanding as of May 8, 2000.

         Mr. John A. Duke has the power to direct the affairs of the John A. Duke Trust, including voting and disposition of shares held in the name of the John A. Duke Trust. Therefore, Mr. Duke is deemed to share voting and investment power with the John A. Duke Trust over the 447,440 shares of common stock held by it. Mr. Duke owns 20,000 shares of PremierWest Bancorp common stock in his own name. Mr. Duke also holds options to acquire PremierWest Bancorp common stock, which were granted under Bank of Southern Oregon's 1992 Combined Incentive and Non-Qualified Stock Option Plan and which have been assumed by PremierWest Bancorp as part of the holding company reorganization transaction. Options to acquire 2,400 shares of PremierWest Bancorp common stock are exercisable by Mr. Duke within 60 days of the date hereof. The share ownership figures for Mr. Duke and the percentage calculation of his ownership include the 2,400 shares he may acquire by exercise of options.

         Neither the John A. Duke Trust nor Mr. John A. Duke has had any transactions in PremierWest Bancorp common stock or Bank of Southern Oregon common stock in the last 60 days, except for the May 8, 2000 exchange of Bank of Southern Oregon common stock for common stock of PremierWest Bancorp that occurred as part of the holding company reorganization of Bank of Southern Oregon.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Joint Filing Agreement filed as Exhibit 1to this filing and except as may be otherwise disclosed herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of PremierWest Bancorp, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies. Mr. Duke is a director and Chairman of the Board of each of PremierWest Bancorp and Bank of Southern Oregon (now known as "PremierWest Bank"). Mr. Duke receives cash and other compensation from PremierWest Bank for his service as a member of the Board of Directors.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         No.      Description
         ---      -----------
         1.       Joint Filing Agreement





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CUSIP No. 740921 10 1                                          Page 6 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     May 8, 2000                         JOHN A. DUKE TRUST

                                              By:    /s/  John A. Duke
                                                     --------------------------
                                                    Trustee



                                              JOHN A. DUKE

                                              /s/ John A. Duke
                                             ----------------------------------


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                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.


Date:     May 8, 2000                         JOHN A. DUKE TRUST

                                              By:    /s/  John A. Duke
                                                     -------------------------
                                                     Trustee



                                              JOHN A. DUKE

                                               /s/ John A. Duke
                                              ----------------------------------